FREDERIC DORWART
LAWYERS
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AMANDA D. LOVELACE
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Email: alovelace@fdlaw.com	Facsimile (918) 583-8251

November 6, 2012

Via E-mail
Perry J. Hindin, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission

Re:	Aetrium Incorporated
Revised Preliminary Proxy Statement on Schedule 14A filed on November [6], 2012
Preliminary Proxy Statement Initially Filed October 23, 2012 by Jeffrey E. Eberwein, et al.
File No. 0-22166

Dear Mr. Hindin:
I write in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated November 1, 2012.  On behalf of the Concerned Aetrium Shareholders (“CAS”), we provide the following responses.  Where not otherwise defined, capitalized terms used in this response letter shall have the meaning assigned to them in our revised preliminary proxy statement.

General:

1.	Please add page numbers to the revised proxy statement, as filed with the Commission.

Response: Your comment is noted.  Page numbers have been included.

2.      We note that CAS has made the following statements in its proxy statement that appear to impugn the character, integrity or personal reputation of the Company’s directors and management, all without adequate factual foundation.

Response: Please see our answers below to each noted statement.  We have revised the noted disclosures and similar disclosures in accordance with our answers.

a.
“The Concerned Aetrium Shareholders disagree with the position taken by the Company and view the Company’s position as nothing more than an effort of the entrenched Incumbent Directors to thwart the desires of the Concerned Aetrium Shareholders to hold an election.…;” (Letter to Shareholders)

Response: We have decided to delete the phrase “and view the Company’s position as nothing more than an effort of the entrenched Incumbent Directors to thwart the desires of the Concerned Aetrium Shareholders to hold an election” in its entirety.  We believe the disclosure regarding communications between the Company and CNS speak for themselves.

Mr. Perry Hindin
Securities and Exchange Commission
November 6, 2012

b.	“The participants in this solicitation…have reluctantly concluded that the directors…of the Company…have destroyed shareholder value and should be removed.” (page 1)

Response:  We have decided to delete the phrase “have destroyed shareholder value” and have replaced this statement with a description of the steep decline in ATRM’s share price during the last 5 years of the incumbent board and management’s tenure.

c.	“ATRM’s current Management and Board have massively destroyed shareholder value.” (page 6)

Response:  We have decided to delete the phrase “have massively destroyed shareholder value” and have instead stated that the incumbent Board has presided over a period of very poor financial performance, which statement is supported by the bullet points in the section following this statement.

d.	“The incumbent Board and management team are responsible for the Company’s poor performance and have continually placed their own interests ahead of those of shareholders and employees.” (page 4)

Response: We have revised this statement to focus on the steep decline in ATRM’s share price during the last 5 years of the incumbent board and management’s tenure.

e.	“ATRM’s Management and Board have repeatedly put their own interests above those of employees and shareholders” (page 7).

Response: We have revised this statement to focus on the steep decline in ATRM’s share price during the last 5 years of the incumbent board and management’s tenure.

f.
“A truly independent audit committee should not be chaired by a former CFO of the Company…” (page 8) Such language impugns the integrity of the independence of the Company’s audit committee without foundation and further, it is our understanding that the audit committee fully meets all independence criteria under NASDAQ rules.

Response: We have revised this statement to focus on the compensation awarded to ATRM executives in 2010 and 2011, as disclosed in Company filings.

g.
“Although technically satisfying the Nasdaq requirements for independent director status, Mr. Boehm has clearly been a consummate part of ATRM’s management for a considerable length of time, hence compromising the audit committee’s independence.” (page 9) It is our understanding that Mr. Boehm fully qualifies as an independent director under NASDAQ rules.

Response: We have decided to remove this statement.  We have included an additional statement under the section titled “ATRM’s Board has demonstrated poor corporate governance” to provide additional disclosure regarding recommendations related to board tenure from the proxy advisory services Glass Lewis and Institutional Shareholder Services.

Mr. Perry Hindin
Securities and Exchange Commission
November 6, 2012

h.
Please do not use these or similar statements in the soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which CAS does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9.

Response: Your comment is noted. We have revised similar statements.

3.      See our last comment above. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Further, refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion.

Response: Please see our answers below to each noted statement.  We have revised our disclosures in accordance with our answers.

a.
“…Mr. Levesque refused to allow any Incumbent Board member to speak to CAS individually or without his presence.” (page 5) It is our understanding that Mr. Levesque did not make such statement but indicated that each of the other directors had indicated each was unwilling to meet with any CAS representative except in a board meeting.

Response: We respectfully disagree with the Commission’s understanding.  As noted in the revised disclosure, Mr. Levesque stated on two separate occasions that he was unwilling to allow any Incumbent Board members to speak to CAS individually or without his presence.  This statement was made to Messrs. Eberwein, Vetter and Coleman.

b.
“Unfortunately, over these same two years, ATRM incurred losses of almost $7 million, and it laid off approximately 50% of its employees.” (page 7) It is our understanding that the total change in the Company’s workforce during that period was a reduction of 12%, not 50%, and that the only lay off that was implemented during this period occurred during September 2011 at the same time that all officer salaries were reduced.

Response: We have moved the disclosure related to Company headcount to the section titled “ATRM’s current Management and Board have presided over a period of very poor financial performance.”  We have included as support for this disclosure a citation to the ATRM press release announcing its third quarter 2012 results.  In this press release the Company stated that it “recently [took] action to further trim our workforce, for a total reduction of 49% over the past year.” Additionally, we revised our statement “ATRM incurred losses of almost $7 million” to “ATRM incurred losses of $6.65 million,” which statement is supported by the Company’s 2010 10-K showing losses of $1.90 million and the Company’s 2011 10-K showing losses of $4.75 million.

Mr. Perry Hindin
Securities and Exchange Commission
November 6, 2012

c.
“Although nominally independent, ATRM’s other three (3) directors have been unable or unwilling to effectuate change at ATRM for the benefit of shareholders.” (page 8) It is our understanding that Aetrium’s independent directors fully meet the criteria for independent directors contained in the NASDAQ rules. In addition, the disclosure fails to articulate what changes that the independent directors “have been unable or unwilling to effectuate.”

Response: We have decided to remove this statement.

d.
“…a truly independent compensation committee would not reward the top four executives with high compensation levels in the midst of massive operating losses and employee layoffs.” (page 8) Identify and support what CAS considers high compensation levels and massive operating losses and employee layoffs.

Response: We have revised this statement to focus on the compensation awarded to ATRM executives in 2010 and 2011, as disclosed in Company filings.

e.
“ATRM has a poor strategy and lacks scale. ATRM’s current plan is to wait for ‘market conditions’ to improve, which it projects will happen sometime in the second half of 2013.” (page 8) Identify what CAS thinks Aetrium’s strategy is, why it is poor and lacks scale and provide support for the statement that Aetrium’s current plan is to wait.

Response: We have revised this disclosure to clarify CAS believes ATRM’s leadership has not articulated a clear plan to improve its business.  We have clarified that this belief is supported by Company statements, which CAS believes make clear the Company’s main strategy is to wait for improvement in industry conditions.

f.
“On December 24, 2008, ATRM notified…Nasdaq…that it was in not in compliance with Nasdaq Rule 4350(c)(1) and Rule 4350(d)(2)(A)…” (page 9) It is our understanding that Aetrium was never in non-compliance with NASDAQ rules as a result of the resignation of Mr. Greenshields because Aetrium replaced Mr. Greenshields with Mr. Carr, another independent director, within the time allowed for replacement under NASDAQ rules.

Response: We have revised this statement to note ATRM subsequently regained compliance within the time allowed for replacement under NASDAQ rules.

g.
Refer to the last bullet point under the heading “RM has a history of non-compliance with NASDAQ rules.” (page 9) It is our understanding that Aetrium’s failure to maintain a minimum bid price of $1.00 is a failure to meet continued listing qualifications, not a non-compliance with NASDAQ rules.

Response: We have revised this statement to reference the Company’s failure to satisfy a Nasdaq continued listing requirement as well as Nasdaq rule 5550(a)(2), the Minimum Bid Price Rule.  We have also included disclosure related to the notice received by ATRM on October 30, 2012 from Nasdaq that it fails to satisfy a Nasdaq continued listing requirement because it no longer complies with the Minimum Bid Price Rule. We included disclosure related to the time period by which the Company must regain compliance.

Mr. Perry Hindin
Securities and Exchange Commission
November 6, 2012

h.	“Members of CAS have significant experience in the semiconductor and semiconductor capital equipment industries.” (page 9) Please provide support for such statement in the proxy statement.

Response: We have revised this statement to reference CAS members’ significant technology sector experience, which CAS believes is applicable to the semiconductor industry.

i.
“Moreover, and more importantly, the members of CAS are proven shareholder value creators….MISV was successful in adding two (2) extremely well-regarded former mining Chief Executive Officers to MAG Silver Corp’s board of directors. From MISV’s Schedule 13D filing on June 26, 2012 until MAG Silver enhanced its board on September 5, 2012, MAG Silver’s stock price rose more than 30%.” Please advise how the 30% increase can be attributable to MISV if the two former CEOs were not added to MAG Silver Corp’s board until after the 30% rise in the stock price.

Response: We have revised this disclosure to clarify that the 30% rise in stock price tracked MISV’s activist agenda, beginning with the announcement of group formation in the Schedule 13D filing and culminating with the settlement adding two (2) members of MISV to MAG Silver Corp’s board of directors.  Thus CAS believes the increase in share price can be attributed to MISV’s actions, beginning from the Schedule 13D filing.

Background for the Solicitation, page 4

4.      Please revise the disclosure to clarify the statement that the “…Company fails to meet standards for board independence and corporate governance suggested by proxy advisory services such as Institutional Shareholders Services and Glass Lewis.” What specific standards are the filing persons referring to that are not being met?

Response: We have revised the disclosure to include reference to the specific standards which Company has not met.  Mr. Levesque is both Chairman of the Board and the Company’s Chief Executive Officer and Mr. Hemer (Chief Administrative Officer) also serves on the Board. Glass Lewis believes that the roles of Chairman and Chief Executive Officer should be separated because an independent chairman is better able to oversee executives and set up a pro-shareholder agenda.  Glass Lewis also believes that directors who are also employees reduce the independence of the board.  Moreover, the average tenure on the Board is more than 15 years.  Institutional Shareholder Service, recommends scrutinizing boards where the average tenure of all directors exceeds 15 years for independence from management.

Our Six Nominees have the experience…, page 9

5.      Refer to the last sentence of the third paragraph of this section. Revise to specify when the “turnaround began.”

Response: We have revised the disclosure to clarify that since the time the activist group led by Mr. Gillman began purchasing shares, shareholders have experienced a 220% return, including the $0.78 in special dividends.

Mr. Perry Hindin
Securities and Exchange Commission
November 6, 2012

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: All participants have electronically signed the requested acknowledgement and submit such acknowledgements simultaneously with this response letter.

Please contact me should you have any questions.

Sincerely,

/s/ Amanda D. Lovelace
Amanda D. Lovelace, Esq.
Frederic Dorwart, Lawyers
Old City Hall
124 East Fourth Street
Tulsa, Oklahoma 74103

cc:         Frederic Dorwart, Esq.